August 20, 2008

Richard T. Schumacher
Chief Executive Officer
Pressure BioSciences, Inc.
14 Norfolk Avenue
South Easton, MA 02375

> **Re:** **Pressure BioSciences, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2008**
> **File No. 000-21615**

Dear Mr. Schumacher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3: To Approve the Sale, Issuance . . ., page 24

1.   Regarding your disclosure in response to prior comment 1 that the warrants will be included within the caps "if required under applicable Nasdaq rules:"

- It is unclear how shareholders will know from that disclosure whether you will deduct the warrants from the caps. If you believe that the Nasdaq rules are unclear, please disclose how you intend to apply them to your agreement with Emerging Growth Equities; and
- If you will deduct the warrants from the caps, please clarify how you will calculate the deduction. For example, how will you value the consideration received for the warrant in order to deduct from the $18,000,000 cap? Will you also deduct the exercise price?

2.   Your response to prior comment 4 implies that you believe there may be
        circumstances before the shareholder vote on the proposal in which you would
        enter into a plan, arrangement or contract to offer the securities subject to the
        proposal without distributing revised proxy materials and resoliciting proxies.
        Please provide us the authority on which you rely to support your belief.

                                    * * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Steven London, Esq.—Pepper Hamilton LLP